Exhibit 99.1

THE STARS GROUP AND ELDORADO RESORTS ENTER AGREEMENT FOR ONLINE BETTING AND GAMING MARKET ACCESS

TORONTO – November 26, 2018 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today announced that it entered into an agreement with Eldorado Resorts, Inc. (NASDAQ: ERI) that grants it the option to operate online betting and gaming in the states where Eldorado currently or in the future owns or operates casino properties. The agreement currently covers 11 states (Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, Ohio, and West Virginia) which, when combined with The Stars Group’s existing market access deals in New Jersey and Pennsylvania, gives The Stars Group access to up to 13 states.  Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

The agreement grants The Stars Group the option to own, operate and brand real-money online sports betting, poker and casino offerings in each of the applicable states subject to license availability, state law and regulatory approvals. As it relates to sports betting, The Stars Group’s options will provide first skin access in states where Eldorado owns or operates more than one casino property and second skin access in all other applicable states.

“We are excited to announce this agreement with Eldorado, one of the fastest growing regional gaming companies in the United States,” said Rafi Ashkenazi, Chief Executive Officer of The Stars Group. “This agreement establishes the foundation for our U.S. strategy as we tactically pursue access to other key states and opportunities with potential media partners.”

Gary Carano, Chairman and Chief Executive Officer of Eldorado commented, “The Stars Group is one of the world’s largest, most licensed and most geographically and product diverse publicly listed online gaming companies. We are excited to work with The Stars Group to capitalize on their proven ability to leverage their products to gain share in the growing market for online gaming.”

Under the terms of the agreement, Eldorado will receive a revenue share from the operation of the applicable offerings by The Stars Group, and The Stars Group will issue Eldorado approximately 1 million common shares at a price of $23.22 per share for a value of $25 million and an additional $5 million of common shares upon The Stars Group’s exercise of the first option and following the satisfaction of certain conditions. Further, Eldorado would be entitled to additional common shares of The Stars Group at a price of $23.22 per share beginning in five years. The number of additional shares potentially issuable to Eldorado would be solely based on the success of The Stars Group’s online gaming offerings in applicable states as measured by net gaming revenue generated in each applicable state.

This announcement follows The Stars Group and Resorts Casino Hotel’s recent launch of online sports betting through The Stars Group’s BetStars brand in New Jersey alongside its existing online poker and casino offering available through PokerStarsNJ and PokerStarsCasinoNJ, as well as The Stars Group’s partnership with Mount Airy Casino Resort to enter Pennsylvania’s online gaming market.

Macquarie Capital (USA) Inc. acted as financial advisor to The Stars Group.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

About Eldorado Resorts, Inc.

Eldorado Resorts is a leading casino entertainment company that owns and operates 28 properties in 13 states, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, New Jersey, Ohio, Pennsylvania and West Virginia. In aggregate, Eldorado’s properties feature more than 30,000 slot machines and VLTs and 800 table games, and over 12,500 hotel rooms.  For more information, please visit www.eldoradoresorts.com.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. Examples of these statements include, but are not limited to, statements regarding the expected benefits to be achieved as a result of the market access agreement referenced in this news release, the passage of applicable legislation related to online betting and gaming, the inclusion of applicable market access or skins in any such legislation and The Stars Group’s ability to operate online betting or gaming profitably in these states, or otherwise.  There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Group Director of Investor Relations and Corporate Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com